UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934



                              TXU EUROPE CAPITAL I
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                                (Name of Issuer)

                  9 3/4% TRUST ORIGINATED PREFERRED SECURITIES
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                         (Title of Class of Securities)

                                    87316S203
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                                 (CUSIP Number)

                                  July 23, 2003
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:
                [ ] Rule 13d-1(b)
                [X] Rule 13d-1(c)
                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87316S203
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(1)     Names of Reporting Persons.  I.R.S. Identification Nos. of Above Persons
        (entities only):

                Jonathan Gallen
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(2)     Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)                            (b)
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(3)     SEC Use Only
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(4)     Citizenship or Place of Organization:  United States
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Number of Shares Beneficially Owned by
   Each Reporting Person With           (5) Sole Voting Power:         307,000*
                                        (6) Shared Voting Power:             0
                                        (7) Sole Dispositive Power:    307,000*
                                        (8) Shared Dispositive Power:        0

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(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:

        307,000*
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(10)    Check if  the Aggregate Amount  in Row (9) Excludes Certain  Shares (See
        Instructions):   N/A
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(11)    Percent of Class Represented by Amount in Row (9):   5.1%*
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(12)    Type of Reporting Person (See Instructions):    IA, IN
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*    As of July 23, 2003,  Ahab Partners, L.P. ("Ahab") and  Ahab International,
Ltd. ("International") held in the aggregate 307,000 shares of the 9 3/4% Trust Originated Preferred Securities (the "Shares") of TXU Europe Capital I. Jonathan Gallen possesses sole power to vote and direct the disposition of all Shares held by Ahab and International. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Gallen is deemed to beneficially own such 307,000 Shares, or 5.1% of the Shares issued and outstanding as of July 23, 2003.

Item 1(a).  Name Of Issuer:  TXU Europe Capital I

Item 1(b).  Address of Issuer's Principal Executive Offices:
            Energy Plaza, 1601 Bryan Street, Dallas, Texas  75201-3411


Item 2(a).  Name of Person Filing:  Jonathan Gallen*

Item 2(b).  Address  of  Principal  Business  Office  or,  if  None,  Residence:
            450 Park Avenue, 28th Floor, New York, New York  10022

Item 2(c).  Citizenship:  United States

Item 2(d).  Title of Class of Securities:   9 3/4% Trust Originated Preferred
            Securities

Item 2(e).  CUSIP No.:  87316S203


Item 3. If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

            Not Applicable.


Item 4.     Ownership

            (a)  Amount Beneficially Owned (as of July 23, 2003):       307,000*

            (b)  Percent of Class (as of July 23, 2003):                5.1%*

            (c)  Number of Shares as to which the person has:

               (i)   sole power to vote or to direct the vote           307,000*

               (ii)  shared power to vote or to direct the vote         0

               (iii) sole power to dispose or to direct the
                     disposition of                                     307,000*

               (iv)  shared power to dispose or to direct the
                     disposition of                                     0

____________________
* As of July 23, 2003, Ahab Partners, L.P. ("Ahab") and Ahab International, Ltd. ("International") held in the aggregate 307,000 shares of the 9 3/4% Trust Originated Preferred Securities (the "Shares") of TXU Europe Capital I. Jonathan Gallen possesses sole power to vote and direct the disposition of all Shares held by Ahab and International. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Gallen is deemed to beneficially own such 307,000 Shares, or 5.1% of the Shares issued and outstanding as of July 23, 2003.

Item 5.   Ownership of Five Percent or Less of a Class

          Not Applicable.


Item 6.   Ownership of More Than Five Percent on Behalf of Another Person

          Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

          Not Applicable.


Item 8.   Identification and Classification of Members of the Group

          Not Applicable.


Item 9.   Notice of Dissolution of Group

          Not Applicable.


Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 July 29, 2003


                                                 /s/Jonathan Gallen
                                                 -------------------------------
                                                 Jonathan Gallen



      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)